UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Hebron Technology Co., Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G4418R101
(CUSIP Number)

Bodang Liu NiSun International Enterprise Management Group Co., Ltd. c/o Building C9, Suning Tianyu Int'l Plaza No. 99 Danba Road, Putuo District Shanghai, China 200062 +86 21 23570055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. G4418R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NiSun International Enterprise Management Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NiSun International Enterprise Management Group Co., Ltd. is a Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,778,400 Class A common shares directly held by NiSun International Enterprise Management Group Co., Ltd.
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
7,778,400 Class A common shares directly held by NiSun International Enterprise Management Group Co., Ltd.
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,778,400 Class A common shares directly held by NiSun International Enterprise Management Group Co., Ltd.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No. G4418R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bodang Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bodang Liu is a citizen of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,778,400 Class A common shares indirectly held by Bodang Liu, NiSun’s sole shareholder.
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
7,778,400 Class A common shares indirectly held by Bodang Liu, NiSun’s sole shareholder.
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,778,400 Class A common shares indirectly held by Bodang Liu, NiSun’s sole shareholder.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This statement relates to the Class A common shares, par value $0.001 per share (the "Common Shares"), of Hebron Technology Co., Ltd., a British Virgin Islands company (the "Issuer"), with its principal executive offices at No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China.

Item 2.	Identity and Background

(a)	This statement is being filed by NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, and its sole shareholder, Bodang Liu, a citizen of the People’s Republic of China (together, the “Reporting Person”).

(b)	The address of the Reporting Person is c/o Building C9, Suning Tianyu Int'l Plaza, No.99 Danba Road, Putuo District, Shanghai, China 200062.

(c)	The principal occupation of Mr. Liu is Chief Executive Officer of Shanghai Nisun Enterprise Management Group Co., Ltd, a business with its principal office at Building C9, Suning Tianyu Int'l Plaza, No.99 Danba Road, Putuo District, Shanghai, China 200062.

(d)	Not applicable

(e)	Not applicable

(f)	NiSun International Enterprise Management Group Co., Ltd. is a Cayman Islands company. Bodang Liu is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations

The aggregate consideration paid to purchase the securities in question was $9,000,000 in cash, and the source of such funds was the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Person purchased the shares of the Issuer from two existing shareholders, Wise Metro Development Co., Ltd. and Zuoqiao Sun Zhang (together, the “Sellers”). The purchase price was paid in cash.

(a)	The Reporting Person has no current plans to acquire any additional securities of the Issuer.

(b)	In connection with the purchase, the Issuer has agreed to purchase the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company wholly owned by Bodang Liu (“NiSun BVI”), for cash, in an amount to be determined upon negotiation with the Issuer.

(c)	In addition, the Issuer has agreed to issue an option to purchase (a) the Issuer’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Issuer’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Issuer’s 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Issuer. Such option will be granted to the designee of the Sellers.

(d)	There have been no changes in the present Board of Directors and no plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

(e)	There have been no material changes to the present capitalization or dividend policy of the Issuer.

(f)	The Issuer will continue to engage in its present business. Upon the purchase of NiSun, the Issuer will also provide the financial services NiSun BVI currently provides.

(g)	There have been no changes to the Issuer’s Memorandum or Articles of Association or other actions that may impede the acquisition of control of the Issuer by any person.

(h)	There are no plans to cause the Issuer’s securities to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

(i)	There are no plans to cause the Issuer’s equity securities to become eligible for termination or registration pursuant to section 12(g)(4) of the Act.

(j)	There are no plans to take actions similar to the above enumerated matters.

Item 5.	Interest in Securities of the Issuer

(a)	Bodang Liu is the sole shareholder of NiSun International Enterprise Management Group Co., Ltd., which in turn is the registered holder of 7,778,400 Class A common shares, constituting approximately 47.8% of all issued and outstanding common shares.

(b)	Bodang Liu has sole voting power and sole disposition power over the shares mentioned in Item 5(a).

(c)	Except as described herein, the Reporting Person has not effected any transactions in the common shares of the Issuer during the past sixty days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2019
Dated

/s/ Bodang Liu
Signature

Bodang Liu
Name/Title

NiSun International Enterprise Management Group Co., Ltd.

July 10, 2019
Dated

/s/ Bodang Liu
Signature

Bodang Liu/Sole Shareholder of NiSun International Enterprise Management Group Co., Ltd.
Name/Title